November 19, 2018

Michael Fonstein
Chief Executive Officer
Accelerated Pharma, Inc.
36 Church Lane
Westport, CT 06880

       Re: Accelerated Pharma, Inc.
           Registration Statement on Form S-1
           Filed October 22, 2018
           File No. 333-227916

Dear Mr. Fonstein:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose the date the offering will end. Refer to Item 501(b)(8) of Regulation S-K.
Prospectus Summary
Our Product Candidate, page 2

2. We refer to your statements in the last paragraph on page 2 that Picoplatin has an improved "safety profile," and "can be safely administered," and your statement in the second paragraph on page 3 that prior trials indicate a "strong potential effectiveness" for
       Picoplatin. As safety and efficacy determinations are solely within the FDA's authority and are continually evaluated throughout all phases of clinical trials, please remove all
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FirstName LastNameMichael Fonstein
Accelerated Pharma, Inc.
Comapany 19, 2018
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         such statements in your prospectus. In the Business section, you may present objective trial data without including conclusions relating to efficacy.
Our Strategy, page 3

3. You note in your first bullet that "more recently," the FDA has requested that you supplement your clinical trial plan with additional information before you are allowed to recruit over twenty patients. Please revise to disclose the date of your latest communication with the FDA regarding this issue. We also note that your disclosure regarding your Phase II trials as described in the Business section contemplates more than
         20 patients. Please update your disclosure as appropriate to explain how you intend to address the FDA's response.
4. You state in your third bullet that you anticipate filing an application for registration of medicine for the right to market and sell Picoplatin for small cell lung cancer in Russia during 2018, and that you believe that the trials to date would be sufficient for you to do
         so. Please revise to explain your basis for this belief, given that the Poniard Phase III trial had not met its primary endpoint. Also, in the Business section, please expand your disclosure regarding the applicable regulation in Russia regarding obtaining approval for drug products.
Recent Developments: R&D, page 6

5. Revise the third bullet to clarify these events in terms a lay investor would understand, and explain how they relate to your development of Picoplatin. Summary Risks Associated with Our Business, page 6

6. Revise the third bullet to reference your most recent audit report. Also, as you indicate elsewhere in your prospectus, explain that you will require additional funds over the next
         12 months from the date of this prospectus if you do not sell all of the units in this offering, and that you are not required to do so as this offering does not have a minimum.
7. It appears from your disclosure on page 66 that certain of your intellectual property rights, including rights under your Genzyme license agreement, will be expiring soon. To the extent this pending expiration is material to your business, please revise to add disclosure here and in the Risk Factors section to disclose this information. Implications of Being an Emerging Growth Company, page 7

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Michael Fonstein
FirstName LastNameMichael Fonstein
Accelerated Pharma, Inc.
Comapany 19, 2018
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The Offering, page 8

9. Please expand the use of proceeds disclosure to state the portion to be used to repay indebtedness.
Risk Factors
We have a very limited operating history. . ., page 12

10. Given the uncertainty related to clinical trials, please revise the phrase "until Picoplatin is approved by the FDA" to clarify that Picoplatin may not ever be approved for commercialization. In addition, please expand your disclosure to explain that you were not operational in 2018 due to your lack of financial resources. Risks Related to an Investment in Our Securities and this Offering, page 31

11. To the extent your convertible notes will not mandatorily convert as a result of this offering, please add a risk factor here, and a bullet in your summary risks section, to discuss material terms of these securities that may affect your shareholders.
If our shares become subject to the penny stock rules. . ., page 32

12. As you are not planning to obtain a listing on NASDAQ, please revise this risk factor accordingly. Additionally, please tell us why you reference a price minimum of $4.40 here rather than $5.00.
Use of Proceeds, page 37

13. Please revise to disclose how you would allocate proceeds among your specified purposes if you were to receive less than the maximum amount of proceeds. Please also consider adding disclosure that assumes you raise 25%, 50%, and 75% of the maximum offering amount.
Capitalization, page 39

14. You disclose here that your convertible debt "will automatically be converted into shares of (y)our Common Stock upon the closing of this Offering." However, your disclosure in footnote 8 beginning on page F-15 indicate that most of your convertible debt is not mandatorily convertible until offerings raise at least $5 million. As your planned offering is currently for $3 million, please revise to reconcile this inconsistency, and tell us how you determined your presentation on page 39 is appropriate. Tell us whether there are any time deadlines for the conversion features as well.
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FirstName LastNameMichael Fonstein
Accelerated Pharma, Inc.
Comapany 19, 2018
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

15. Your Summary table for the annual periods on page 42 does not address Other income
         (expense) like your summary table and discussion for the interim periods on page 41. We also note that the interest expense component of Other income (expense) was the most significant item for the annual and interim periods presented. Please revise to address the following:
           Revise your annual period comparison and table on page 42 to address Other income
             (expense).
           Your explanation for the change in Other income (expense) for the six months ended
             June 30, 2018 versus 2017 was the "increase in interest expense of $218,015 in prior period." Please revise your discussion here to more clearly explain why interest expense decreased by $334,460 while your debt increased.
Business
Castration-Resistant Prostate Cancer -- Phase I-II Clinical Trial, page 56

16. Please revise to clarify the primary and secondary endpoints for this Phase II trial and the
         FOLPI trial, whether they were met, and p-values to the extent the trials were powered to assess statistical significance. Also, please tell us whether the Phase II trial was a head-to-
         head trial with docetaxel, and whether the metastatic colorectal cancer trial was a head-to-
         head trial with FOLFOX. If these were not head-to-head trials, please revise to clearly disclose these facts. If you intend to retain disclosure regarding these other products, please expand your disclosure to provide the underlying data regarding these other trials.
Management, page 73

17. We note that Randy Saluck is listed as an executive officer here who works on a part-time basis. However, in Exhibit 10.35, you indicate the possibility that Mr. Saluck may not serve in any capacity and that you may enter into a severance agreement with him. Please reconcile accordingly or advise.
Principal Stockholders, page 80

18. You refer to an Exchange Transaction in certain of the footnotes to the table. Please revise here, and elsewhere as appropriate, to explain this transaction. Please also update your table to reflect the updated percentages owned and the total amount owned by your directors and officers.
Consolidated Financial Statements of Accelerated Pharma, Inc.
Note 11--Commitments and Contingencies, page F-21

19. You disclose here that certain employment agreements were modified such that they will be paid a percentage of their base salary upon successful consummation of the public
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FirstName LastNameMichael Fonstein
Accelerated Pharma, Inc.
Comapany 19, 2018
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         offering. You also disclose various equity grants which are contingent up on the consummation of the offering. Please address the following:
           Clarify whether the employment agreement modifications are intended to be retroactive or only prospective after the offering. Specifically disclose whether you have committed or intend to pay any additional compensation amounts for periods prior to the offering.
           Please revise your Use of Proceeds section to appropriately address the amounts to be paid out for executive officer salaries that have been committed to upon consummation of the offering.
           Tell us how the equity grants discussed on page F-21 are addressed in your Dilution and Capitalization sections.
           Revise your MD&A discussion of unrecorded salaries to quantify the amounts due to date that are contingent upon the offering. Similarly discuss the equity awards which are contingently issuable upon consummation of the offering. Revise your discussion of off balance sheet arrangements to discuss and quantify your
             commitments to pay salaries and issue equity grants upon consummation of the offering. Tell us whether you have committed to any other payments or grants that are contingent upon the offering.
           Revise Note 11 to quantify the salary amounts and equity grants through the balance sheet date for which payment or granting is contingent upon the offering.
           Revise your interim footnotes to provide similar updated information.
Exhibits

20. As warrant securities are contractual obligations issued pursuant to agreements, please ask counsel to revise the Exhibit 5.1 opinion to opine that the warrants are your binding obligations under the law of the jurisdiction governing the warrant
         agreement.
21. We note that you have filed three forms of a Class A warrant agreement, but none of them appear to relate to the warrants to be issued under this registration statement. Please file the agreement relating to the Class A warrants being registered under this registration statement.
General

22. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
23. We note that certain of your disclosure appears to include dated information. For example, certain of your disclosures regarding regulations have not been updated. Please revise accordingly.
 Michael Fonstein
Accelerated Pharma, Inc.
November 19, 2018
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Fonstein
                                                           Division of
Corporation Finance
Comapany NameAccelerated Pharma, Inc.
                                                           Office of Healthcare
& Insurance
November 19, 2018 Page 6
cc:       Lawrence R. Lonergan, Esq.
FirstName LastName